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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Nobel Learning Communities, Inc.
(Name of Issuer)
Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)
654889104
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS: Camden Partners Strategic II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,768,213

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,768,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,768,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

17.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS: Camden Partners Strategic Fund II-A, L.P

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,768,213

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,768,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,768,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

17.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS: Camden Partners Strategic Fund II-B, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,768,213

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,768,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,768,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

17.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS: David L. Warnock

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,768,213

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,768,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,768,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

17.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS: Donald W. Hughes

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,768,213

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,768,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,768,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

17.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS: Richard M. Berkeley

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,768,213

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,768,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,768,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

17.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS: Richard M. Johnston

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,768,213

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,768,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,768,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

17.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Amendment No. 3 to Schedule 13G (“Amendment No. 3”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13G filed with the Commission on June 27, 2003, the Amendment No. 1 to Schedule 13G filed with the Commission on February 17, 2004, and the Amendment No. 2 to Schedule 13G filed with the Commission on February 10, 2006 (collectively, the “Schedule 13G”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13G. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13G.
Item 2(b). Address of Principal Business Office or, if none, Residence
     The address of the principal business office of the Reporting Persons is 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.
Item 4. Ownership.
The first two paragraphs of Item 4(a) are hereby deleted and replaced in their entirety by the following paragraphs:
     CPS Fund II-A is the direct beneficial owner of an aggregate of 1,669,207 shares of the Common Stock—consisting of 1,463,836 shares of the Series E Preferred Stock currently convertible into 1,463,836 shares of the Common Stock and 205,371 shares of the Company’s Series F Convertible Preferred Stock (the “Series F Preferred Stock”) currently convertible into 205,371 shares of the Common Stock (collectively, the “CPS II-A Shares”).
     CPS Fund II-B is the direct beneficial owner of an aggregate of 99,006 shares of the Common Stock—consisting of 86,830 shares of the Series E Preferred Stock currently convertible into 86,830 shares of the Common Stock and 12,176 shares of the Series F Preferred Stock currently convertible into 12,176 shares of the Common Stock) (the “CPS II-B Shares” and together with the CPS II-A Shares, the “Shares”).
     Pursuant to the terms of the Company’s Series E Preferred Stock, CPS II-A and CPS II-B were entitled to share dividends payable quarterly for the first three years of the investment. Subsequent to this period of mandatory share dividends, which ended June 17, 2006, dividends are payable in cash or in kind at the option of the Company. The Company has elected to pay cash dividends each quarter subsequent to June 2006. Pursuant to the terms of the Company’s Series F Convertible Preferred Stock, CPS II-A and CPS II-B were entitled to share dividends payable quarterly for the first three years of the investment. Subsequent to this period of mandatory share dividends, which ended September 9, 2006, dividends are payable in cash or in kind at the option of the Company. The Company has elected to pay cash dividends each quarter subsequent to June 2006.
Item 4(b) and (c) are hereby deleted and replaced in their entirety by the following:
(b) Percent of Class: All calculations of beneficial ownership percentages herein assume that the Company had the same 8,092,766 shares of the Common Stock outstanding on December 31, 2006 as it had outstanding on November 10, 2006, as reported by the Company in a Form 10-Q filed by the Company on November 13, 2006 (incorporated herein by reference as Exhibit 5 hereto). Collectively, the Shares represent 17.9% beneficial ownership of the Company’s Common Stock.
(c) Number of shares as to which such Reporting Person has:
(i)	Sole power to vote or to direct the vote: 0 shares for each Reporting Person

(ii)	Shared power to vote or to direct the vote: 1,768,213 shares for CPS II, CPS Fund II-A, and CPS Fund II-B (includes : (i) 1,550,666 shares of Common Stock issuable upon conversion of 1,550,666 shares of the Series E Convertible Preferred Stock owned by CPS Fund II-A and CPS Fund II-B, (ii) 217,547 shares of Common Stock issuable upon conversion of 217,547 shares of the Series F Convertible Preferred Stock owned by CPS Fund II-A and CPS Fund II-B). As described in Item 4(a), each of the Managing Members disclaims the power to vote or direct the vote of the Shares owed by CPS Fund II-A and CPS Fund II-B.

(iii)	Sole power to dispose or to direct the disposition: 0 shares for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition: 1,768,213 shares for CPS II, CPS Fund II-A, and CPS Fund II-B (includes: (i) 1,550,666 shares of Common Stock issuable upon conversion of 1,550,666 shares of the Series E Convertible Preferred Stock owned by CPS Fund II-A and CPS Fund II-B, (ii) 217,547 shares of Common Stock issuable upon conversion of 217,547 shares of the Series F Convertible Preferred Stock owned by CPS Fund II-A and CPS Fund II-B). As described in Item 4(a), each of the Managing Members disclaims the power to vote or direct the vote of the Shares owed by CPS Fund II-A and CPS Fund II-B.
Exhibits
     Exhibit 1 – Agreement regarding filing of joint Schedule 13G/A (attached).
     Exhibit 2 – Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A filed by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).
     Exhibit 3 – Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 4 – Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 5 – Form 10-Q (previously filed by Nobel Learning Communities, Inc. on November 13, 2006, incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2007

CAMDEN PARTNERS STRATEGIC FUND II-A, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

CAMDEN PARTNERS STRATEGIC FUND II-B, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

CAMDEN PARTNERS STRATEGIC II, LLC

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

DAVID L. WARNOCK

/s/ Donald W. Hughes, as Attorney-in-Fact

Name: David L. Warnock

DONALD W. HUGHES

/s/ Donald W. Hughes

Name: Donald W. Hughes

RICHARD M. JOHNSTON

/s/ Donald W. Hughes, as Attorney-in-Fact

Name: Richard M. Johnston

RICHARD M. BERKELEY

/s/ Donald W. Hughes, as Attorney-in-Fact

Name: Richard M. Berkeley